Celsus Therapeutics Announces the Closing of $9.2 Million Public Offering and Full Exercise of Underwriter’s Option to Purchase Additional ADSs

American Depository Shares listed on the NASDAQ Capital Market under the trading symbol “CLTX”

NEW YORK, NY AND LONDON, UK – February 5, 2014 – Celsus Therapeutics Plc (NASDAQ:CLTX), an emerging growth, development-stage biotech company, announced today the closing of its previously announced public offering of 1,533,333 American Depository Shares (“ADSs”) on the NASDAQ Capital Market at a price of $6.00 per ADS. The final number of ADSs includes the full exercise by the underwriter of its option to purchase 200,000 additional ADSs. Each ADS represents ten of the Company’s ordinary shares. The gross proceeds from this offering, including from the exercise of the over-allotment option, before underwriting discounts and commissions and other offering expenses, are expected to be approximately $9,200,000. Celsus’ ADSs are listed on the NASDAQ Capital Market under the trading symbol "CLTX" and began trading there on January 31, 2014.

The proceeds from the offering are to be used by Celsus to continue development of MRX-6 for atopic dermatitis, as well as further advancement of Celsus’s pipeline programs, for further product development and for general corporate purposes.

Oppenheimer & Co. Inc. is acting as sole book-running manager for the offering.

A registration statement relating to these securities was declared effective by the Securities and Exchange Commission (the "SEC"). Copies of the final prospectus may be obtained from Oppenheimer & Co. Inc., Attention: Syndicate Prospectus Department, 85 Broad Street, 26th Floor, New York, NY 10004, by telephone at (212) 667-8563 or by email at EquityProspectus@opco.com.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Celsus Therapeutics Plc

Celsus Therapeutics is an emerging clinical stage company focused on the development of a new class of non-steroidal, synthetic anti-inflammatory drugs termed Multi-Functional Anti-Inflammatory Drugs or MFAIDs. Celsus’s MFAIDs represent a new therapeutic platform for the treatment of a broad array of inflammatory diseases, such as allergies and autoimmune diseases. Presently, the Company’s lead drug candidate in its clinical pipeline is MRX-6, an MFAID topical cream treatment under development for treating skin inflammatory disorders, specifically allergic contact dermatitis and atopic dermatitis, also known as eczema. Other potential treatments in preclinical development include OPX-1 for ocular inflammation, CFX-1 for cystic fibrosis, and MRX-5 for inflammatory bowel disease.

FORWARD-LOOKING STATEMENTS – This press release contains "forward-looking statements" that involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. In some cases, you can identify forward-looking statements by terms including "anticipates," "believes," "could," "estimates," "expects," "intends," "may," "plans," "potential," "predicts," "projects," "should," "will," "would," "hope," "look forward" and similar expressions intended to identify forward-looking statements. Forward-looking statements reflect our current views with respect to future events and are based on assumptions and subject to risks and uncertainties. Our actual results may differ materially and adversely from those expressed in any forward-looking statements as a result of various factors and uncertainties, including our ability to finance our operations, the future success of our scientific studies, our ability to successfully develop drug candidates, the timing for starting and completing clinical trials, rapid technological change in our markets, and the enforcement of our intellectual property rights. Our most recent Annual Report on Form 20-F discusses some of the important risk factors that may affect our business, results of operations and financial condition. Unless we are required to do so under applicable laws, we do not intend to update or revise any forward-looking statements.

Investor Relations Contact

The Trout Group

Tricia Truehart

ttruehart@troutgroup.com

646–378–2953